250 West 55th Street New York, NY 10019-9601 Telephone: 212.468.8000 Facsimile: 212.468.7900 www.mofo.com morrison & foerster llp

beijing, berlin, brussels,
denver, hong kong, london,
los angeles, new york,
northern virginia, palo alto,
san diego, san francisco, shanghai,
singapore, tokyo, washington, d.c.

Writer’s Direct Contact

+1 (212) 468.8179

apinedo@mofo.com

May 15, 2017

Via E-mail and EDGAR

Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Rabble One, LLC

Draft Offering Statement on Form 1-A

CIK No. 0001690021

Dear Ms. Barros:

On behalf of our client, Rabble One, LLC (“Rabble One”), we are concurrently herewith filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 (referred to herein for ease of reference as “Amendment No. 4”) to the above-referenced amended offering statement (the “Offering Statement”). Amendment No. 4 incorporates (1) a correction to the disclosure regarding the accounting treatment for the Properties on page II-30; (2) a correction to the current monthly rent for the Additional Properties on a consolidated basis as of December 31, 2016 on page II-32; (3) an updated Independent Auditor’s Report and corresponding changes to the balance sheets and the notes to the financial statements; and (4) a more current auditor’s consent. Page number references correspond to Amendment No. 4 to the Offering Statement. All capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in Amendment No. 4.

We appreciate the Staff’s time and attention to our revised submission. We would like to have the Offering Statement qualified promptly. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

cc:	Umber Bawa Ze’-ev D. Eiger Alexandra Perry

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